Daniel A. Peterson Attorney 190 Carondelet Plaza, Suite 600 St. Louis, MO 63105 314.345.6246 fax: 314.480.1505 dan.peterson@huschblackwell.com

October 15, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington, D.C. 20549
Attention: Mr. Dominic Minore

Re:          MACC Private Equities Inc. (“MACC” or the “Company”)
File Number:  814-00150

To the Commission:

On July 30, 2010, MACC filed with the Securities and Exchange Commission (the “Commission”) a preliminary proxy statement (“Proxy”) and form of proxy respecting its 2010 annual shareholders’ meeting.  Subsequently, members of the Commission staff provided us oral comments on the Proxy and the form of proxy.  On August 26, 2010, MACC filed correspondence with the Commission staff which included a revised proxy statement and a copy redlined to the originally-filed Proxy and attachments, in response to those comments (the “August Correspondence”).  On September 22, 2010, the Commission staff provided us additional oral comments based on its review of the August Correspondence.  On September 24, MACC filed correspondence with the Commission staff which included a revised proxy statement and a copy redlined to the Proxy filed with the August Correspondence in response to those comments (the “September Correspondence”).  On October 7, 2010, the Commission staff provided us additional oral comments based on its review of the September Correspondence.  The Commission staff requested that MACC re-file the Proxy page containing the dilutive effects of any issuance of convertible securities by MACC, as modified to address the staff’s most recent comments.  On October 12, 2010, MACC filed correspondence with the Commission staff which included the Proxy section dilution examples, marked against the version last filed with the staff, followed by summaries of the Staff’s comments received by us on October 7, 2010 and our explanations (the “October Correspondence”).  Subsequently, on October 14, 2010, the Commission staff provided us oral comments based on its review of the October Correspondence.

Below are summaries of the Staff’s comments received by us on October 14, 2010 organized around the format of the Proxy which has been filed on Edgar in its definitive form, followed by MACC’s explanations or responses, as applicable.  Any pages references are to those of the Definitive Proxy filed with the Commission on October 15, 2010 (the “Definitive Proxy”).

HUSCH BLACKWELL LLP

October 15, 2010

Comment:  Under “Background for Proposal s 2-5” and the alternatives explored by the Board of Directors of the Company please clarify what the Board has reported with regard to the strategy of the Company going forward.

MACC Response:  We have clarified the summary of the Board’s exploration of various alternatives over the last two years on page 4 of the Definitive Proxy.

Comment:  Under the section entitled “Board of Directors Leadership Structure” please remove the word “primary” preceding the word “risks.”

MACC Response:  We have revised this disclosure on page 6.

Comment:  Under Proposal 2 please use a term other than “will” regarding the results of a reverse stock split.

MACC Response:  We have revised this disclosure on page 8.

Comment:  Under the section entitled “Other Effects on Outstanding Shares” of Proposal 2 on page 9, please confirm that each share of common stock issued following the reverse stock split would be fully paid and assessable.

MACC Response:  Our counsel, Husch Blackwell LLP, has confirmed at the close of this correspondence.

Comment:  Under the section entitled “Effect on authorized and outstanding Shares” on page 10, please remove the word “authorized” and add the word “outstanding” as appropriate.

MACC Response:  We have revised this disclosure on page 10.

Comment:  Under Proposal 4, please clarify the issuance of common stock at a discount below NAV of greater than 60%.

MACC Response:  We will not issue common stock, rights or warrants in any one transaction at a discount below NAV of greater than 60% and this disclosure has been updated under Proposal 4 on page 14.

Comment:  Please clarify any certainty of effecting a registered public offering or private placement as discussed under the section entitled “Conditions to Sales Below NAV” on page 14.

MACC Response:  We have revised the disclosure on page 14.

Comment:  Please clarify if expenses of the offering of a sale of common stock equal to a discount below NAV of no greater than 60% will include expenses of such sale.

MACC Response:  We have revised the disclosure on page 15.

HUSCH BLACKWELL LLP

October 15, 2010

Comment:  Please clarify the introductory text regarding dilution effects of a higher market price and lower market price with regard to the example offerings.

MACC Response:  We have revised the disclosure on page 15.

Comment:  Please clarify the potential impact of increasing the assets through the private and public offerings of Proposal 4 and for a shareholder that chooses to maintain their same percentage ownership interest under such offerings.

MACC Response:  We have revised the disclosure on page 16.

Comment:  Please clarify the cumulative dilution under the Example of Dilutive Effect of Proposal 4 demonstrating the cumulative dilution under both the Public Offering and Private Placement.

MACC Response:  We have added a row under the Table that demonstrates the Cumulative NAV per Share dilution for the Public Offering and Private Placement on page 16.

Comment:  Please clarify the cumulative dilution under each of the Dilutive Examples of Proposal 5 if the Company were to conduct both of the convertible offerings under each table.

MACC Response:  We have added a column in each table that demonstrates the Cumulative Reduced NAV per Share for the examples in each table on page 19.

Comment:  Please clarify the offering expenses under each of the Dilutive Examples of Proposal 5 for the Debentures with Warrants.

MACC Response:  Each Table assumes an offering expense of $50,000 for the Debentures with Warrants and such expense has been calculated in the NAV Per Share on each table.  We have also added a sentence in the paragraphs which introduce each table on this point.

We also advise that as counsel to MACC, Husch Blackwell LLP, would view the stock issued by MACC in a reverse stock split as described in the Proxy as fully paid and nonassessable.  Further, we have filed a signed copy of MACC’s audit letter with this correspondence and confirmed the receipt of a manually signed copy of MACC’s audit letter by the staff on October 13, 2010.

The Company does hereby acknowledge the following: (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson

KPMG LLP
Suite 600
4747 Executive Drive
San Diego, CA  92121

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

MACC Private Equities Inc.:

We have audited the accompanying balance sheets of MACC Private Equities Inc. (the Company), including the schedule of investments, as of September 30, 2009 and 2008, and the related statements of operations, changes in net assets, and cash flows for each of the years in the three-year period ended September 30, 2009, and the financial highlights for each of the years in the five-year period ended September 30, 2009. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation or examination of securities owned as of September 30, 2009. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of MACC Private Equities Inc. as of September 30, 2009 and 2008, the results of its operations, the changes in its net assets, and its cash flows for each of the years in the three-year period ended September 30, 2009, and the financial highlights for each of the years in the five-year period ended September 30, 2009, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the financial statements, the Company does not have sufficient cash on hand to meet current obligations, which raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                          /s/ KPMG LLP

San Diego, California
December 28, 2009